Press Release

HARVEST OPERATIONS REPORTS 2015 YEAR END RESULTS

CALGARY, ALBERTA – MARCH 11, 2016: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the fourth quarter and full year ended December 31, 2015.

This press release is an overview of the fourth quarter and full year results for 2015 and should be read with the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the fourth quarter and full year ended December 31, 2015 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

2015 HIGHLIGHTS:

Upstream

•	Production for 2015 was 41,735 barrels of oil equivalent per day ("boe/d"), not including an additional 3,300 boe/d which is Harvest's share of the Deep Basin Partnership ("DBP") production.
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Capital asset additions for the year totaled $146.5 million mainly related to drilling, completion and tie-in of wells and well equipment, pipelines and facilities. No wells were rig-released during the fourth quarter and 26.0 gross wells (19.2 net) were rig-released during 2015.

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 Cash contributions for the year was $154.3 million (2014: $485.4 million). The decrease in cash contribution was mainly due to lower sales volumes and lower realized prices, partially offset by lower operating expense.

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Operating loss was $569.7 million (2014: $283.3 million) for the fourth quarter, and $1,167.9 million (2014: $188.8 million), for the year ended December 31, 2015. The losses in 2015 were mainly due to asset impairment expense of $391.1 million and $765.3 million for the quarter and full year respectively, an increase in loss from joint ventures combined with lower realized prices and sales volumes, partially offset by lower operating and royalties expenses.

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The construction of the natural gas processing plant owned by the HK MS Partnership (“HKMS”) was completed and operational in early 2015. Strategically, this facility provides the DBP an advantage of access to firm processing capability, the ability to extract maximum liquids from the natural gas produced by DBP wells and will allow DBP to pursue both acquisition and drilling opportunities in the region.

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On February 27, 2015, to consolidate the Company’s position in the Bilbo area, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for cash consideration of approximately $37.1 million. Additionally, during the fourth quarter of 2015 Harvest contributed certain gas assets to the DBP in the amount of $57.5 million.

BlackGold

•	Capital asset additions were $0.5 million and $66.0 million for the fourth quarter and full year 2015, respectively (2014: $98.9 million and $283.5 million). Capital additions during 2015 mainly related to minor pre-commissioning activities and additions made largely related to the completion of the central processing facility (“CPF”).
•	Pre-operating losses for the fourth quarter and full year 2015 were $235.1 million and $508.7 million respectively (2014: nil and nil). The pre-operating losses in 2015 were mainly due to asset impairment expense of $229.0 million and $491.0 million for the quarter and full year respectively, combined with operating and general and administrative expenses.

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•	The CPF was mechanically completed in early 2015. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors, including the bitumen price environment.

Corporate

•	In response to the low commodity price environment, Harvest plans to constrain its capital expenditures in 2016, focusing on capital maintenance and regulatory activities.
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The strengthening of the U.S. dollar against the Canadian dollar during the fourth quarter and year ended December 31, 2015 resulted in unrealized foreign exchange losses of $69.6 million (2014: $51.7 million) and $308.4 million (2014: $124.9 million), respectively in Upstream operations, primarily due to U.S. dollar denominated debts that includes related party loans.

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The net borrowing from the credit facility was $304.4 million during the year ended December 31, 2015 (2014: $169.4 million net repayment). At December 31, 2015, Harvest had $926.6 million drawn from the $1.0 billion available under the credit facility (December 31, 2014: $620.7 million). At March 11, 2016 Harvest had drawn $958.5 million under the credit facility.

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On April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. On December 31, 2015 KNOC approved an extension in the maturity of the loan to December 31, 2017. At March 11, 2016 Harvest had drawn US$120 million under the loan agreement.

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On April 22, 2015, Harvest amended the terms of its $1.0 billion syndicated revolving credit facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. On July 15, 2015, Harvest obtained an additional $60 million commitment bringing the total available under the credit facility to $1.0 billion. The amended credit facility is guaranteed by KNOC. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the Moody's and S&P credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was reclassified from long-term debt to a current liability. Subsequent to December 31, 2015, Harvest's syndicate banks consented to a waiver of this covenant for the duration of the term of the credit facility and the maturity date remains at April 30, 2017.

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FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d)(1)	38,141	42,539	41,735	45,825
Deep Basin Partnership(2)
Daily sales volumes (boe/d)	5,418	1,214	4,126	1,520
Harvest's share of daily sales volumes (boe/d) (4)	4,427	945	3,300	1,183
Average realized price
Oil and NGLs ($/bbl)(3)	37.65	62.75	43.02	79.00
Gas ($/mcf)(3)	2.30	3.21	2.62	4.82
Operating netback prior to hedging($/boe)(4)	9.29	21.35	12.30	32.48
Operating loss(5)	(569.7)	(283.3)	(1,167.9)	(188.8)
Cash contribution from operations(4)	29.8	82.8	154.3	485.4
Capital asset additions (excluding acquisitions)	22.4	135.2	146.5	408.5
Corporate acquisition(6)	-	-	37.1	-
Property dispositions, net	(9.4)	(30.1)	(130.5)	(301.1)
Net wells drilled	-	24.3	19.2	82.2
Net undeveloped land additions (acres)	795	76,436	42,988	105,818
Net undeveloped land dispositions (acres)	(14,902)	(13,354)	(20,702)	(20,906)
BlackGold
Capital asset additions	0.5	98.9	66.0	283.5
Pre-operating loss(5)(7)	(235.1)	-	(508.7)	-
DISCONTINUED OPERATIONS
Downstream
Net loss from discontinued operations	(15.5)	(61.7)	(15.5)	(354.6)
NET LOSS(8)	(909.7)	(337.5)	(1,808.9)	(440.2)

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	2014 comparatives are for the period from April 23, 2014 to December 31, 2014.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(5)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(6)	Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(7)	BlackGold was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized
(8)	Net loss includes the consolidated operating results of Continuing and Discontinued operations.

ORGANIZATIONAL UPDATE

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In February 2016, Mr. Kyungluck Sohn tendered his resignation as President and Chief Executive Officer. The Company has appointed Mr. Piljong Sung, Chief Strategy Officer and Corporate Secretary as Interim President and Chief Executive Officer.

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Additionally, the Board has appointed Mr. Jeff Tooth as Chief Operating Officer, replacing Mr. John Wearing in February. Mr. Tooth has approximately 30 years of oil and gas industry experience, most recently as Chief Advisor for the Global Technology & Research Centre (GTRC) of KNOC for the past four years, working on projects for KNOC’s global operations and many of the new ventures. Mr. Tooth holds a Bachelor’s (Hons.) and Master’s degrees from the University of London.

•	Also, as of end of February 2016, Mr. Phil Reist, Vice President, Controller and Mr. Erik van Noort, Vice President, Technical Services are no longer with the Company.
•	Harvest would like to thank Mr. Sohn, Mr. Wearing, Mr. Reist and Mr. van Noort for their valuable contributions and wish them the best in their future endeavors.

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•	Harvest has continued to focus on cost reduction initiatives to better align the organization in the current operating environment. Since the beginning of 2015, Harvest implemented staff reductions and reduced our total workforce by approximately 34%. These steps affected permanent staff, temporary staff and contractors.

CONFERENCE CALL

Harvest will hold a conference call to discuss our fourth quarter and year end 2015 results on Monday, March 14, 2016 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the conference call dial 1-866-223-7781 (international callers) or 1-416-340-2219 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 1204161. The replay will be available up to and including March 18, 2016.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACT:
Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca